UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
1(b), (c) AND 9D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 10)

MKS Instruments, Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
55306N 10 4
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

CUSIP No.	55306N 10 4	13G	Page	2	of	Page	6

1	NAMES OF REPORTING PERSONS Claire R. Bertucci

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,639,221

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,067,478 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,639,221

WITH	8	SHARED DISPOSITIVE POWER

		3,067,478 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,067,478(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.20%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Shares reported in Rows 6, 8 and 9 include 1,428,257 shares beneficially owned by John R. Bertucci, Ms. Bertucci’s spouse, including as in the John R. Bertucci 2009 Qualified Annuity Trust, with respect to which Ms. Bertucci disclaims beneficial ownership.

CUSIP No.	55306N 10 4	13G	Page	3	of	Page	6

Item 1(a).	Name of Issuer: MKS Instruments, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2 Tech Drive, Suite 201 Andover, MA 01810

Item 2(a).	Name of Person Filing: Claire R. Bertucci

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the reporting persons is: c/o MKS Instruments, Inc. 2 Tech Drive, Suite 201 Andover, MA 01810

Item 2(c).	Citizenship: Ms. Bertucci is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Stock, no par value per share.

Item 2(e).	CUSIP Number: CUSIP No. 55306N 10 4

Item 3.	If This Statement is Filed Pursuant to §240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No.	55306N 10 4	13G	Page	4	of	Page	6
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d -1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
     The filing of this statement shall not be construed as an admission that the reporting person is, for any purpose other than Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered under this Statement.
(a)	Amount Beneficially Owned: 3,067,478 shares (2)

(b)	Percent of Class: 6.20%

(c)	Number of Shares as to which Claire R. Bertucci has:
(i)	Sole power to vote or to direct the vote: 1,639,221 shares

(ii)	Shared power to vote or to direct the vote: 3,067,478 shares (2)

(iii)	Sole power to dispose or to direct the disposition of: 1,639,221 shares

(iv)	Shared power to dispose or to direct the disposition of: 3,067,478 shares (2)

(2)	Shares reported in Item 4 (a), (c)(ii) and (c)(iv) include 1,428,257 shares beneficially owned by John R. Bertucci, Ms. Bertucci’s spouse, including as in the John R. Bertucci 2009 Qualified Annuity Trust, with respect to which Ms. Bertucci disclaims beneficial ownership.

CUSIP No.	55306N 10 4	13G	Page	5	of	Page	6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification. Not applicable

CUSIP No.	55306N 10 4	13G	Page	6	of	Page	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2010

/s/ Claire R. Bertucci